Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in thousands, except ratios)

	Fiscal Year Ended August 31,
	2000	2001	2002	2003	2004
FIXED CHARGES
Interest expensed and capitalized	$22,962	$21,051	$20,064	$21,376	$21,445
Amortized premiums related to indebtedness	683	923	818	928	902
Estimate of interest within rental expense	349	338	3,252	4,422	4,333

TOTAL FIXED CHARGES	$23,994	$22,312	$24,134	$26,726	$26,680

EARNINGS
ADD
Pretax income (loss) from continuing operations before minority interests in consolidated subsidiaries or income (loss) from equity investees	$13,513	$29,300	$(40,537)	$(8,641)	$18,795
Fixed charges	23,994	22,312	24,134	26,726	26,680

TOTAL ADJUSTED EARNINGS	$37,507	$51,612	$(16,403)	$18,085	$45,475

RATIO OF ADJUSTED EARNINGS TO FIXED CHARGES	1.56x	2.31x	—	—	1.70x

DEFICIENCY OF EARNINGS TO FIXED CHARGES	—	—	$(40,537)	$(8,641)	—